VF
5-19-04

AM 5-18-2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

04019533

SEC FILE NUMBER
8- 52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matrix Private Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 S. 12th Street, 3rd Floor
(No. and Street)

Richmond (City) VA (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Looney (212) 708-2438
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBGH
(Name – *if individual, state last, first, middle name*)

558 S. Main St., PO Box 1226, Harrisonburg VA 22803
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 14 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey G. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix Private Equities, as of May 12, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Diane B. Lambert
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Matrix Private Equities, Inc.

Member NASD, SIPC

May 11, 2004

AnnMarie McGarrigle
Supervisor of Examiners
NASD-Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA 19103

Dear Ms. McGarrigle:

In response to your letter of April 27, 2004 notifying Matrix Private Equities, Inc. of two deficiencies in the December 31, 2003 annual filing of audited financial statements, please accept the enclosed response and corrections.

If you should have any further questions, please do not hesitate to call me at (804) 780-0060.

Sincerely,

Jeffrey G. Moore
President

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

May 11, 2004

Ms. Diana Lambert
Matrix Private Equities, Inc.
11 South 12th Street, 3rd Floor
Richmond, Virginia 23219

Dear Ms. Lambert:

In response to the deficiency notice you received from NASD, we are providing the following information. We will reissue our reports to correct the reporting errors.

Deficiency 1: A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II, if material differences existed. The Reconciliation included does not agree with the Focus report submitted by the firm.

Response: The audited Computation of Net Capital agrees with the corresponding Unaudited Part II, with both showing Net Capital of $38,595. There was an error in the amount of Net capital reported in the Reconciliation. Net Capital was reported as $35,063, but should have been reported as $38,595, with no reconciling items. It appears that the Reconciliation was not updated from a preliminary draft version

Deficiency 2: The audit report inaccurately claims the (k)2(ii) exemption to SEC Rule 15c3-3 rather than the (k)2(i) exemption.

Response: This was a typographical error.

Corrected pages are attached. As noted above, corrected reports will be reissued promptly.

We apologize for the inconvenience. Please call if you have additional questions.

Sincerely,

PBGH, LLP

Kevin D. Humphries, CPA
Partner

KDH/bds
Enclosures
cc: Tim Looney

558 South Main Street
P.O. Box 1226
Harrisonburg, Virginia 22803
540-434-5975
FAX 540-434-1832

725 Jackson Street, Suite 210
Fredericksburg, Virginia 22401
540-371-3566
FAX 540-371-3598

29 Culpeper Street
Warrenton, Virginia 20186
540-347-4970
FAX 540-347-7008

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE III - STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)
December 31, 2003

Reconciliation with Company's computation (included in Part IIA of
Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	38,595
Audit adjustments (net effect)		-
Change in non-allowable assets		-
Net capital per financial statements	$	38,595

Note 4. Other Regulatory Requirements

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

Note 5. Contingencies

On September 17, 2003, MONY, AXA Financial and AIMA Acquisition Company announced that they had entered into a merger agreement, pending approval by MONY's shareholders. The effect of this merger on subsidiaries, including the Company, has not been determined.

MATRIX PRIVATE EQUITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

NOT FOR PUBLIC DISCLOSURE

This report is deemed confidential in accordance with Rule 17a-5(e)(3). A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

TABLE OF CONTENTS

PBGH
CERTIFIED PUBLIC ACCOUNTANTS
A LIMITED LIABILITY PARTNERSHIP
www.pbgh.com

Mensel D. Dean
Gregory W. Geisert
Herman W. Hale
John L. Vincie, III
Keith L. Wampler
Daniel B. Martin
Sean R. O'Connell
Kevin D. Humphries
Bradford R. Jones
Virginia B. Miller
John E. Zigler, Jr.
Michael T. Kennison

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Matrix Private Equities, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Matrix Private Equities, Inc. (Company) as of December 31, 2003 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matrix Private Equities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PBGH LLP

Harrisonburg, Virginia
February 21, 2004

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Current Assets		
Cash	$	43,595
Income taxes receivable		797
Total assets	$	44,392
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Due to related party	$	5,000
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized; 3,047 shares issued and outstanding		30
Additional paid-in capital		74,970
Accumulated deficit		(35,608)
		39,392
	$	44,392

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF INCOME
Year Ended December 31, 2003

Fee Income	$ 50,000
Operating Expenses	
Commissions	21,250
Taxes, licenses, and permits	4,586
Professional fees	7,006
Allocated general and administrative expenses	5,000
Miscellaneous	1,984
	39,826
Net income before taxes	10,174
Provision for income tax benefit	1,125
Net income	$ 11,299

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Totals
Balance, January 1, 2003	$ 30	$ 74,970	$ (46,907)	$ 28,093
Net income	-	-	11,299	11,299
Balance, December 31, 2003	$ 30	$ 74,970	$ (35,608)	$ 39,392

See Notes to Financial Statements.

MATRIX PRIVATE EQUITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

Cash Flows from Operating Activities		
Net income	$	11,299
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expense		597
Income taxes receivable		(797)
Increase (decrease) in:		
Income taxes payable		(383)
Amount due to related party		5,000
Net cash provided by operating activities		15,716
Net increase in cash		15,716
Cash, beginning		27,879
Cash, ending	$	43,595

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Nature of business: Matrix Private Equities, Inc. (Company), a subsidiary of Mutual of New York (MONY), is a broker-dealer, providing merger and acquisition consulting services to privately held companies and assisting with the placement of new offerings of debt and equity securities. The Company's principal office is located in Richmond, Virginia.

Estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash: Cash consists principally of demand deposits.

Income taxes: The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. During 2003, the Company recognized an income tax benefit for prior years' net operating losses that had been reduced by a valuation allowance.

Note 2. Affiliate Agreement

The Company has an agreement with an affiliated company, Matrix Capital Markets Group, Inc. (MCMG) in which the Company reimburses for expenses paid by Matrix on behalf of the Company. Expenses covered under the agreement include outside labor, salaries, taxes, insurance, marketing costs, credit reports, subscriptions, travel expenses, use of furniture and fixtures, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. The effective date of the agreement is December 1, 2003. Expenses prior to December 2003 are not recognized in these financial statements.

During December 2003, the Company recorded $5,000 of allocable expenses payable to MCMG as a result of this agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net allowable capital of $38,595, which was $33,595 in excess of its required net capital of $5,000. At December 31, 2003, the Company's net capital ratio was .13 to 1.

Note 4. Other Regulatory Requirements

The Company does not hold any funds or securities for the accounts of customers and clears all its customers' transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

Note 5. Contingencies

On September 17, 2003, MONY, AXA Financial and AIMA Acquisition Company announced that they had entered into a merger agreement, pending approval by MONY's shareholders. The effect of this merger on subsidiaries, including the Company, has not been determined.

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
December 31, 2003

Total Stockholder's Equity	$	39,392
Deductions and/or Charges		
Non-allowable assets		797
Net Capital	$	38,595

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE II - COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
December 31, 2003

Minimum Net Capital Required	$	333
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital at 15.00%	$	33,595
Excess Net Capital at 10.00%	$	38,095
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities	$	5,000
Percentage of aggregate indebtedness to net capital		13.0%

MATRIX PRIVATE EQUITIES, INC.

SCHEDULE III - STATEMENT RELATING TO REQUIREMENTS OF RULE 17a-5(d)(4)
December 31, 2003

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$	38,595
Audit adjustments (net effect)		-
Change in non-allowable assets		-
Net capital per financial statements	$	38,595